Exhibit 8 to 13D
   Amendment No. 1
   SWVA Bancshares, Inc.

                        LASALLE CAPITAL MANAGEMENT, INC.
                                    Suite 500
                             350 E. Michigan Avenue
                           Kalamazoo, Michigan  49007



   September 13, 1997

   B.L. Rakes, President
   SWVA Bancshares, Inc.
   302 Second Street, S.W.
   Roanoke, VA  24011-1597

   Dear Mr. Rakes:

   After taking some time to further review your September 12, 1997 letter to me regarding "delivery of documents or inspection," I find that the message contained in the letter is unclear and ambiguous.

   You indicate that you have received my correspondence. To which correspondence are you referring? You then state that my request for inspection must comply with Section 13.1-771A. of the Virginia Stock Corporation Act. Let me address that point by point:

        1. The reference to subsection C of Section 13.1-772 regarding the payment of reasonable costs by the shareholder has been clearly agreed to in the Cede & Co. September 10, 1997 Demand for inspection of Books and Records Including a Stocklist (the "Demand");

        2. The reference to subsection E of Section 13.1-770 only pertains to the Demand in that the Demand requests certain information which might vaguely be included under Section 13.1-770E.5. It should be noted however, that the Demand is made for minutes of board meetings "with respect to" shareholder communications, not for copies of the actual communications;

        3. If your September 12, 1997 letter is in reference to whether or not I am a "shareholder," J.C. Bradford & Co. and Cede & Co. have attested to that fact, and I enclose a copy of J.C. Bradford & Co.'s request to Cede & Co.;

        4. Finally, if your statement regarding compliance with Section 13.1-771A. concerns the fact that the Demand did not indicate a specific date for inspection and copying, I correct my statement in my first September 12, 1997 letter to you. Properly counting "business days," inspection or delivery must be accomplished by the end of business on Wednesday, September 18, 1997. Due to the accelerated Annual Meeting date, I reiterate my request that the material be delivered to me immediately. Also, while a specific date for inspection was not contained in the Demand, I have now made it clear that a proper reading and understanding of the Demand is that under normal circumstances the shareholder expects inspection to take place no earlier than five business days from the receipt of the Demand.

   You indicate in your September 12, 1997 letter that you will advise if my request is sufficient, at such time as you receive proper notice. To which "notice" and "request" are you referring? Does this mean that you believe you have not received "proper notice?' Are you going to object to items in the Demand piecemeal, in order to delay complying with the Demand?

   It is very unfortunate that you are going to great lengths to resist the duly submitted Demand by creating confusion with your vague and unclear letter of September 12, 1997. I am making every effort to comply with the proper procedures under the Virginia Stock Corporation Act, and believe that I have done so at this time. If you still believe that the Demand for Books and Records regarding "recommendations or communications from shareholders" contained in the second paragraph of the Demand is not in compliance, I hereby withdraw that paragraph.

   Please call me after you receive this letter. At this point it would be beneficial to discuss these communications and clear up any ambiguities. If you would also provide the name of your attorney in this matter, I will have my attorney call him or her to further clarify any misunderstandings.

   Sincerely,


   /s/ Richard J. Nelson
   Richard J. Nelson

   RJN:wp
   Enclosure

   cc:  Barbara C. Weddle
        Senior Vice President and Secretary